Exhibit 3.1
                              AMENDMENT TO BY-LAWS
                                       OF
                      FAIR, ISAAC AND COMPANY, INCORPORATED

                             (Effective May 1, 2001)


Section 1.2 of Article III of the Bylaws was amended on May 1, 2001 to reduce the number of directors from nine directors to eight and now reads as follows


                                   ARTICLE III

                               Board of Directors

         1.1 Powers; Number; Qualifications. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by law or in the certificate of incorporation. The number of directors which shall constitute the Board of Directors shall be eight (8). Directors need not be stockholders.



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